THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

November 7, 2023

VIA EDGAR

Ms. Beverly Singleton

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2023
Response dated October 3, 2023
File No. 001-01927

Dear Ms. Singleton:

This letter is in response to the letter, dated October 6, 2023 (the “Comment Letter”), from the Division of Corporation Finance, Office of Manufacturing, of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Christina L. Zamarro, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated your comment in italics before our response. The Company respectfully submits the following information in response to the Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Notes to Consolidated Financial Statements, page 7

1.

We note your response and your conclusion that at June 30, 2023, after evaluating macroeconomic conditions, your market capitalization and your results of operations, that it was not more likely than not that the fair values of our goodwill or indefinite-lived intangible assets were less than their respective carrying values and, therefore, you did not have any impairment. We also noted, to some extent, deterioration in your operating results (i.e., decreasing income before income taxes) and cash flows from operations between the interim and annual reporting periods. Please refer to Item 303(b)(3) of Regulation S-K and expand your disclosures in future filings to address the following:

•	provide a more detailed description of the key assumptions you used to estimate fair value, including how the key assumptions were determined;

•	discuss the degree of uncertainty associated with the key assumptions, including material changes in the key assumptions during the periods presented;

•	describe the potential events and/or changes in circumstances that could result in additional impairment charges; and

•	disclose the percentage by which your estimated fair value exceeds your carrying value as of the date of your most recent impairment test.

The Company has included the following in “Note 1. Accounting Policies” and in “Critical Accounting Policies – Goodwill and Intangible Assets” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the quarterly period ended September 30, 2023:

“NOTE 1. ACCOUNTING POLICIES

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if an indicator of impairment is present. Intangible assets with finite lives are amortized over their useful lives and are reviewed for impairment whenever events or circumstances warrant such review. Goodwill and intangible assets would be written down to fair value if considered impaired. Goodwill and Intangible Assets totaled $1,010 million and $975 million, respectively, at September 30, 2023, compared to $1,014 million and $1,004 million, respectively, at December 31, 2022. At September 30, 2023, the goodwill associated with reporting units in our Americas, Europe, Middle East and Africa (“EMEA”) and Asia Pacific segments was $724 million, $230 million and $56 million, respectively.

In the third quarter, we reduced the near-term and long-term outlook of our EMEA segment based on recent business performance and the industry outlook. As announced in the third quarter, we are reviewing various strategic actions to improve EMEA’s operations, including the approved rationalization and workforce reorganization plan. We viewed these events as triggering events and performed a quantitative analysis of the fair value of the EMEA reporting unit. We determined the estimated fair value for the EMEA reporting unit based on discounted cash flow projections. The most critical assumptions used in the calculation of the fair value of the EMEA reporting unit are the projected revenue, projected operating margin and discount rate. Our forecast of future cash flows is based on our best estimate of projected revenue and projected operating margin, based primarily on pricing, raw material costs, market share, industry outlook, general economic conditions and strategic actions to improve EMEA’s operating margin, as described above. Based on our interim impairment test, EMEA had an estimated fair value that exceeded its carrying value, including goodwill, by approximately 15%.

The fair value of the EMEA reporting unit’s goodwill is sensitive to differences between estimated and actual cash flows, including changes in the projected revenue, projected operating margin and discount rate used to evaluate the fair value of these assets. Although we believe our estimate of fair value is reasonable, the reporting unit’s future financial performance is dependent on our ability to execute our business plan and to successfully implement the aforementioned strategic actions which we expect will improve our long-term operating margin. If a reporting unit’s future financial performance falls below our expectations, there are adverse revisions to significant assumptions, or our market capitalization declines further or does not improve from the strategic actions we are implementing, this could be indicative that the fair values of each of our reporting units has declined below their carrying values, and therefore we may need to record a material, non-cash goodwill impairment charge in a future period.

At September 30, 2023, after evaluating macroeconomic conditions, our market capitalization and our current and future results of operations, we concluded that there were no triggering events and it was not more likely than not that the fair values of our reporting units within our Americas and Asia Pacific segments or indefinite-lived intangible assets were less than their respective carrying values and, therefore, did not have any impairment.

CRITICAL ACCOUNTING POLICIES

Goodwill and Intangible Assets. Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if an indicator of impairment is present. Intangible assets with finite lives are amortized over their useful lives and are reviewed for impairment whenever events or circumstances warrant such review. Goodwill and intangible assets would be written down to fair value if considered impaired. Goodwill and Intangible Assets totaled $1,010 million and $975 million, respectively, at September 30, 2023, compared to $1,014 million and $1,004 million, respectively, at December 31, 2022. At September 30, 2023, the goodwill associated with reporting units in our Americas, EMEA and Asia Pacific segments was $724 million, $230 million and $56 million, respectively.

Goodwill and intangible assets with indefinite useful lives are not amortized but are assessed for impairment annually on October 31st with the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of the reporting unit or indefinite-lived intangible asset to its carrying value. In addition to the annual assessment, impairment evaluation is considered during interim quarters when events occur or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. During our annual impairment assessment and in subsequent interim quarters, we review events that occur or circumstances that change, including the macroeconomic environment, our business performance and our market capitalization, to determine if a quantitative impairment assessment is necessary. We review our business performance and the macroeconomic environment against our recent expectations and evaluate book value compared to market capitalization, including fluctuations in our stock price, to determine if this could be an indicator of potential impairment. Consideration is given as to whether a fluctuation in our stock price is a result of current market conditions, due to a transitory event or an event that is expected to continue to affect us, or is consistent with our historical stock price volatility. We also consider these factors compared to the results of our most recent quantitative goodwill impairment assessment.

Under the qualitative assessment, we assess whether it is more likely than not (defined as a likelihood of more than 50%) that the fair value of our goodwill or indefinite-lived intangible assets is less than the respective carrying values. If it is more likely than not that an impairment exists, then a quantitative impairment assessment is performed. If under the quantitative assessment the fair value is less than the carrying value, an impairment loss will be recorded for the difference between the carrying value and the fair value. Under the quantitative assessment, we estimate the fair value of goodwill using the discounted cash flows of a reporting unit and using discounted cash flows following a relief-from-royalty method for indefinite-lived intangible assets. Forecasts of future cash flows are based on our best estimate of projected revenue and projected operating margin, based primarily on pricing, raw material costs, market share, industry outlook and general economic conditions. Cash flows are discounted using our weighted average cost of capital.

In the third quarter, we reduced the near-term and long-term outlook of our EMEA segment based on recent business performance and the industry outlook. As announced in the third quarter, we are reviewing various strategic actions to improve EMEA’s operations, including the approved rationalization and workforce reorganization plan. We viewed these events as potential triggering events and performed a quantitative analysis of the fair value of the EMEA reporting unit. We determined the estimated fair value for the EMEA reporting unit based on discounted cash flow projections. The most critical assumptions used in the calculation of the fair value of the EMEA reporting unit are the projected revenue, projected operating margin and discount rate. Our forecast of future cash flows is based on our best estimate of projected revenue and projected operating margin, based primarily on pricing, raw material costs, market share, industry outlook, general economic conditions and strategic actions to improve EMEA’s operating margin, as described above. Based on our interim impairment test, EMEA had an estimated fair value that exceeded its carrying value, including goodwill, by approximately 15%.

The following table highlights the sensitivities of the EMEA reporting unit’s goodwill as of September 30, 2023:

EMEA Reporting Unit Goodwill
Assumption:
Approximate percentage by which the fair value exceeds the carrying value based on the interim impairment test	15%
Approximate percentage by which the fair value exceeds the carrying value if the discount rate were to increase by 0.5%	6%
Approximate percentage by which the fair value exceeds the carrying value if the projected operating margin were to decrease by 0.5%	0%
Approximate percentage by which the fair value exceeds the carrying value if the projected revenue were to decrease by 0.5%	12%

The fair value of the EMEA reporting unit’s goodwill is sensitive to differences between estimated and actual cash flows, including changes in the projected revenue, projected operating margin and discount rate used to evaluate the fair value of these assets. Although we believe our estimate of fair value is reasonable, the reporting unit’s future financial performance is dependent on our ability to execute our business plan and to successfully implement the aforementioned strategic actions which we expect will improve our long-term operating margin. If a reporting unit’s future financial performance falls below our expectations, there are adverse revisions to significant assumptions, or our market capitalization declines further or does not improve from the strategic actions we are implementing, this could be indicative that the fair values of each of our reporting units has declined below their carrying values, and therefore we may need to record a material, non-cash goodwill impairment charge in a future period.

At September 30, 2023, after evaluating macroeconomic conditions, our market capitalization and our current and future results of operations, we concluded that there were no triggering events and it was not more likely than not that the fair values of our reporting units within our Americas and Asia Pacific segments or indefinite-lived intangible assets were less than their respective carrying values and, therefore, did not have any impairment. Future changes in the judgments, assumptions and estimates that are used in our impairment testing for goodwill and indefinite-lived intangible assets, including discount rates and cash flow projections, could result in significantly different estimates of the fair values. A significant reduction in the estimated fair values could result in impairment charges that could adversely affect our results of operations.”

In addition, in accordance with ASC 350-20-35-3B, we have determined as part of our annual impairment analysis as of October 31, 2023, we will perform a quantitative assessment on all reporting units and update our disclosures in our Form 10-K for the fiscal year ending December 31, 2023, as appropriate, based on the outcome of that testing.

*        *         *

Please direct any questions, comments or advice of the Commission staff to the undersigned at 330-796-0228.

Respectfully submitted,

The Goodyear Tire & Rubber Company

By:	/s/ Margaret V. Snyder
Margaret V. Snyder
Vice President and Controller

cc:	Melissa Gilmore, U.S. Securities and Exchange Commission

Christina L. Zamarro, The Goodyear Tire & Rubber Company

Daniel T. Young, The Goodyear Tire & Rubber Company

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